UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934
          (Amendment No. 3)

            Capital Pacific Holdings, Inc.  (CPH)

                    (Name of Issuer)

         Common Stock, par value $0.10

            (Title of Class of Securities)

                   CUSIP No. 14040M104
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      November 5, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this schedule
because of Rule 13d-1(b)(3) or (4), check the following
box /    / .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    California Housing Finance, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, AF, OO

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

       2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    California Housing Finance, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

       2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     00

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             SCHEDULE 13D

CUSIP NO.  14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

      16.6%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 to Schedule 13D
amends the Schedule 13D initially filed on September 30, 1997 (collectively, with all amendments thereto, the "Schedule 13D").


Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a)    This statement is filed by:  (i) California
Housing Finance, L.P., a Delaware limited
partnership ("CHF"), with respect to the Shares
held by it; (ii) California Housing Finance, L.L.C.,
a Delaware limited liability company ("CHFLLC"),
with respect to the Shares held by CHF; (iii)
Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect
to the Shares held by CHF; and (iv) each of Enrique
H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"),
Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and
Thomas F. Steyer ("Steyer"), with respect to the Shares
held by CHF (CHF, CHFLLC, FCMLLC, Boilini, Cohen, Downes,
Fish, Fremder, Mellin, Millham, Moore and Steyer shall
collectively be referred to hereafter as the "Reporting
Persons").

     As stated above, CHF is a Delaware limited partnership.
Its general partner is CHFLLC and its limited partners are Farallon Capital Partners, L.P., a California limited partnership
("FCP"), a discretionary account managed by FCMLLC (the
"Managed Account"), RR Capital Partners, L.P., a Delaware limited partnership ("RR") and Farallon Special Situation
Partners, L.P., a Delaware limited partnership ("FSSP").

     As stated above, CHFLLC is a Delaware limited liability company. Its manager is FCMLLC. The members of CHFLLC are FCP, the Managed Account, RR and FSSP.

PAGE

     The Shares reported hereby for CHF are owned directly by it. CHFLLC, as general partner of CHF, may be deemed to be the beneficial owner of all Shares owned by CHF. FCMLLC, as manager of CHFLLC, may be deemed to be the beneficial owner of all Shares owned by CHF. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FCMLLC, to be the beneficial owner of all Shares owned by CHF. Each of CHFLLC, FCMLLC, Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of CHF, CHFLLC, FCMLLC are set forth on Annex 1 hereto.

      (b) The address of the principal business and principal office of CHF, CHFLLC and FCMLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111.

      (c) The principal business of CHF is to invest in and engage in certain financial transactions with the Company and its affiliates. The principal business of CHFLLC is to act as the general partner of CHF.
The principal business of FCMLLC is that of a registered investment adviser. FCMLLC also acts as the manager of CHFLLC.

      (d)    None of CHF, CHFLLC, FCMLLC
or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    None of CHF, CHFLLC, FCMLLC
or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or

PAGE
is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction.

     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

    The Shares were acquired as an investment in the Company made in conjunction with the restructuring of the Company and its
subsidiaries as described below (the "Transaction").   Each
Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.
 The Reporting Persons have been informed that CHF may receive in the near future an additional 325,511 Shares (approximately 2.2% of the Shares currently outstanding)
 as part of a contemplated, pro-rata distribution-in-kind to be undertaken by Capital Pacific Holdings, LLC ("CPHLLC") in conjunction with CPHLLC's acquisition of certain Shares pursuant to a private transaction scheduled to be consummated on or about November 14, 1997. The distribution is subject to approval by the members of CPHLLC. For further information regarding the Share acquisition by CPHLLC, see the Schedule
 13D filed on November 13, 1997 by CPHLLC with respect to the Shares. In addition, no Reporting Person has made a determination whether or how it may exercise its rights under the "tag-along" or "buy-sell" provisions discussed below.

PAGE

    The Transaction consists of the following: (i) the Company and its subsidiaries have contributed substantially all of their assets and liabilities to a newly-formed limited liability company (the "New LLC") which is wholly-owned by the Company and its subsidiaries and (ii) immediately after such contribution, and simultaneously with the acquisition of the Shares by CHF, CHF has contributed $30 million to the New LLC in exchange for 32.07% of the equity interests in the New LLC. The Company and its subsidiaries have retained the remaining 67.93% of the equity interests of the New LLC and the Company is the sole manager of the New LLC. In addition, as part of the Transaction, the operations of the Company are being restructured such that the present business of the Company will be conducted through the New LLC and future business of the Company will, unless CHF otherwise consents, be conducted through one or more separate limited liability companies or limited partnerships which will be established for such purpose.

     In connection with the Transaction, CHF, the Company, the New LLC and two of the Company's stockholders (namely, CPH2, LLC and CPH3, LLC) (the "Stockholders") have entered into several agreements relating to the Shares in addition to the Investment and Stockholder Agreement, which agreements are detailed below.

     CHF, the Company, the New LLC and the Stockholders have entered into the Investment and Stockholder Agreement. Pursuant to Section 6.05 of the Investment and Stockholder Agreement, CHF is granted several minority protections with respect to the Company which gives CHF the right to prevent certain transactions and actions by the Company, including the ability to veto the annual business plan of the Company. For a complete description of such protections see Section 6.05 of Exhibit B to the Schedule 13D filed by the Reporting Persons on September 30, 1997. (Section 6.05(2)). These minority
PAGE
protections are intended to protect CHF's investment in the Company and the New LLC. CHF intends to use such minority protections to maximize and protect the value ofCHF's investment in the Company and the New LLC.

     The Investment and Stockholder Agreement also contains in
Section 7.03 a "buy-sell" arrangement pursuant to which, from and after the date which is 36 months after the date of consummation of the Transaction, either CHF or the Stockholders may make an offer to buy all of the other party's shares of Company stock and interests in the New LLC, or sell all of their shares of Company stock and interests in the New LLC to the other party, at an offer price. The party receiving such offer has the right either to buy the other party's shares of Company stock and interests in the New LLC, or to sell their shares of Company stock and interests in the New LLC to the offering party, at the offer price. If CHF were to buy the Stockholders' shares of Company stock pursuant to such arrangement, it would own more than 50% of the outstanding shares of the Company at that time.

     Section 7.01 of the Investment and Stockholder Agreement provides a "tag-along" right of CHF and the Stockholders. This provision provides that if CHF or the Stockholders wish to sell any of their shares of Company stock to a third party, the non-selling party has the right to sell a pro rata portion of their shares of Company stock to such third party on the same terms and conditions.

     Section 7.02 of the Investment and Stockholder Agreement provides that if at any time either (a) CHF or any of its affiliates acquires any shares of Company stock, CHF will offer to purchase twice as many shares from the Stockholders for the same price, or
PAGE

 (b) any of the Stockholders acquires any shares of Company stock, the Stockholders will offer to purchase twice as many shares from CHF for the same price.

     CHF and the Company have also entered into a Registration Rights Agreement substantially in the form attached as Exhibit A to the Schedule 13D filed by the Reporting Persons on October 10, 1997 (the "Registration Rights Agreement") pursuant to which the Company has agreed, upon the request of CHF, to publicly register the Shares held by CHF under the Securities Act of 1933, as amended.

     In order to maximize and protect the value of CHF's investment in the Company and the New LLC and to exercise its minority protections and other rights, the Reporting Persons intend to engage in communications from time to time with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or potential investors in the Company regarding the Company and its affiliates and subsidiaries, including but not limited to their operations and potential strategic acquisitions that could be undertaken by the Company and/or its affiliates and subsidiaries. The Reporting Persons may, in such communications, advocate a particular course of action.

     Except to the extent any of the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

 Item 5.  Interest in Securities of the Issuer.
PAGE

     Section A of Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     A.     California Housing Finance, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
CHF is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 14,995,000 Shares outstanding as of September 30, 1997 as reported by the Company in its Form 10Q for the period ended August 31, 1997.

            (c) There have been no transacstions in the Shares since the filing of the prior Schedule 13D.

            (d) CHFLLC, as general partner of CHF, has the power to direct the affairs of CHF, including the disposition of the proceeds of the sale of the Shares owned by CHF. FCMLLC, as manager of CHFLLC, has the power to direct the affairs of CHFLLC, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

PAGE

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1997


                    CALIFORNIA HOUSING FINANCE, L.P.
                    By: California Housing Finance, L.L.C.,
                    its General Partner
                    By: Farallon Capital Management,  L.L.C.
                    its Manager
                    /s/ Thomas F. Steyer
                    by: Thomas F. Steyer,
                    Senior Managing Member

                    CALIFORNIA HOUSING FINANCE, L.L.C.
                    By: Farallon Capital Management,  L.L.C.
                    its Manager
                    /s/Thomas F. Steyer
                    by: Thomas F. Steyer,
                    Senior Managing Member


                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    /s/Thomas F. Steyer
                    by: Thomas F. Steyer
                    Senior Managing Member

PAGE

(Continued from previous page)



                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.



     The Powers of Attorney each executed by Boilini, Cohen,
Downes, Fish, Fremder, Mellin, Millham and Moore authorizing
Steyer to sign and file this Schedule 13D on each such person's behalf was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited are hereby incorporated by reference.

PAGE

                                                ANNEX 1



     Set forth below with respect to CHF, CHFLLC and FCMLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.  California Housing Finance, L.P.
       (a)  c/o Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
       (b) Invests and engages in certain financial transactions with the Company and its affiliates
       (c)   Delaware limited partnership
       (d)   General Partner:  CHFLLC

2.  California Housing Finance, L.L.C.
       (a)   c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (b)   Acts as General Partner of CHF
       (c)   Delaware limited liability company
       (d)   Manager: FCMLLC

3.    (a)    Farallon Capital Management, L.L.C.
       (b)    One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Serves as investment adviser to various
               managed accounts. Also acts as manager of CHFLLC.
       (d)    Delaware limited liability company
       (e)    Managing Members: Thomas F. Steyer, Se-
               nior Managing Member; Enrique H. Boilini,
        David I. Cohen, Joseph F. Downes, Jason M.
        Fish, Andrew B. Fremder, William F. Mellin, Stephen L.
               Millham and Meridee A. Moore, Managing
               Members.

4.     (a)    Enrique H. Boilini
        (b)    c/o Farallon Capital Management, L.L.C.
                75 Holly Hill Lane
                Greenwich, CT 06830
        (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
       (d)    Argentinean Citizen
PAGE

5.     (a)    David I. Cohen
        (b)   c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
        (c)   Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
        (d)   South African Citizen

6.     (a)   Joseph F. Downes
        (b)   c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
        (c)   Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-
                tal Management, L.L.C.
        (d)   United States Citizen

7.     (a)     Jason M. Fish
        (b)     c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
        (c)    Managing Member of Farallon Partners,
                 L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
        (d)    United States Citizen

8.     (a)      Andrew B. Fremder
        (b)     c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
        (c)     Managing Member of Farallon
                 Partners, L.L.C.; Managing Member of
                 Farallon Capital Management, L.L.C.
        (d)    United States Citizen

9.     (a)    William F. Mellin
        (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
        (c)    Managing Member of Farallon Partners,
                L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
        (d)    United States Citizen

10.    (a)    Stephen L. Millham
         (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
PAGE

       (c)    Managing Member of Farallon Partners,
                 L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)   United States Citizen

11.    (a)    Meridee A. Moore
       (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
                 L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
         (d)    United States Citizen

12.    (a)    Thomas F. Steyer
         (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111

         (c) Senior Managing Member of Farallon Part-ners, L.L.C.; Senior Managing Member of
                 Farallon Capital Management, L.L.C.
         (d)   United States Citizen